UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Press Release

D.E MASTER BLENDERS 1753 appoints

new senior management members

Amsterdam, 23 September 2013 – D.E MASTER BLENDERS 1753 N.V. (DEMB) today announces several appointments of new senior management members. Jan van Bon will join as President Retail Developed Markets, Oliver Hasler as President DE Professional (Out of Home) and Fiona Hughes will become SVP Marketing.

Together with Michel Cup, CFO and executive Board Member; Harm-Jan van Pelt, President Retail Developing Markets; Luc Volatier, SVP Operations; and Rogier Rijnja, SVP HR, they will form the new Executive Committee for DEMB, under the leadership of CEO and executive Board Member Pierre Laubies, whose proposed appointment was announced last week.

Jan van Bon will join as President Retail Developed Markets. With over 25 years of experience, Jan, a Dutch national, is a consumer goods industry veteran. Jan began his career at Mars in 1986 as a Strategic Planner in Finance for the Netherlands business. He worked in finance, sales and marketing and held numerous leadership positions such as Vice President Europe and Vice President Petcare Europe & South Africa. Among many other achievements, Jan led a European Multisales business, which grew rapidly, brought profitability to some markets for the first time ever, and developed a strong talent pool.

Jan van Bon is taking over from Eugenio Minvielle. Eugenio brought a drive for quality and customer focus and leaves behind a strong management team. In order to ensure a proper handover to the new management, Eugenio will continue to be engaged as advisor to the company for the foreseeable future. DEMB would like to thank Eugenio for his many contributions to the business.

Oliver Hasler, of Swiss nationality, will join as President DE Professional (Out of Home). In the past ten years, Oliver played an instrumental role in setting up and developing the foodservice business of Arc International, the worldwide leader in tableware. His latest position was CEO Europe and Senior VP Global Foodservice. Prior to Arc, Oliver held various leadership positions at Oneida, a leading tabletop foodservice company. Oliver has extensive international experience and has effectively led large teams across markets throughout his career.

Fiona Hughes will join as SVP Marketing, a newly created position to fully leverage DEMB’s strong brand portfolio. Fiona, an Australian national, has over 15 years of marketing and brand management experience. She started her career at Telstra Australia in 1996 where she was brand manager for the 2nd largest revenue contributor. In 2000, Fiona joined Mars where she held various positions in the Australian, UK and global marketing teams. Since 2010, she was the Global Portfolio Director for Mars Global Petcare responsible for defining the global vision, strategy and deployment tools for the several billion dollar portfolio of cat brands.

Following the Change in Control, Onno van Klinken, General Counsel and Corporate Secretary, and Tom Hansson, Head of Strategy, will depart the organization. Onno van Klinken was instrumental in the successful spin off and listing of DEMB on the Amsterdam stock exchange. Tom Hansson was key in the development of the current strategic direction of DEMB and was also a key driver behind the successful spin. DEMB would like to thank both Onno and Tom for their dedication and many contributions to the Company.

For more information

Contact	Hill+Knowlton Strategies	US Media: Abernathy
	Frans van der Grint or	McGregor Group
	Sabine Post	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

About DEMB

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than EUR 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: September 23, 2013	By:	/s/ Michel M.G. Cup
Michel M.G. Cup Chief Financial Officer